AB* 3/9

[redacted]

09058938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centara Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8880 Rio San Diego Drive, 4th Floor
(No. and Street)

San Diego (City) CA (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Schippa (618) 398-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island (City) Illinois (State) 60406 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Schippa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centara Capital Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Director of Operations

Title

Notary Public

L. MCLIN
Commission # 1804165
Notary Public - California
San Diego County
My Comm. Expires Jun 26, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTARA CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Centara Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Centara Capital Securities, Inc. as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Centara Capital Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 22, 2009

CENTARA CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 462,405
Receivable from broker/dealers	7,428
Concessions receivable	3,952
Other	27,375
TOTAL ASSETS	$ 501,160

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 26,220
Commissions payable	6,259
Total Liabilities	$ 32,479
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 5,000 shares	$ 10,000
Additional paid-in capital	445
Retained earnings	458,236
Total Shareholders' Equity	$ 468,681
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 501,160

The accompanying notes are integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly owned subsidiary of Centara Capital Group, Inc., was incorporated in the state of California on April 17, 2003. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. Operations began July, 2004.

Securities Owned - Securities positions are valued at market value or estimated fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at two financial institutions and the balance at times may exceed the federally insured limit. Due to the strong credit rating of these financial institutions, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CENTARA CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008 the Company's net capital and required net capital were $411,903 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 8%.

NOTE 3 - RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is wholly owned by Centara Capital Group, Inc. (CCG)

The Company is also affiliated through common ownership and management with Centara Capital Management Group, Inc. (CCMG), Centara Real Estate Services, Inc. and Centara Capital Consulting, Inc.

Pursuant to an agreement, amended and effective September 1, 2008, CCMG has provided office space, administrative and clerical services to the Company. As consideration for these services provided, the Company is to pay CCMG $12,360 monthly or at other determined intervals. The payments are allocated as follows:

	Year Ended December 31, 2008
Compensation & related benefits	$ 78,662
Occupancy	50,800
Other	15,204
Total	$ 144,666

This agreement is set to terminate on July 1, 2012 and will be renewed for additional five year periods unless either party gives notice of termination. Other items are included therein. During the year ended December 31, 2008, the Company reimbursed CCMG $269,746 for compensation paid on its behalf.

NOTE 4 - INCOME TAXES

The Company and its parent corporation, Centara Capital Group, Inc. (CCG) have elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of CCG.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options. These derivative financial instruments are used to meet the needs of customers.

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate these, as well as other securities transactions on behalf of its customers, the Company, in July, 2006, entered into an agreement with another broker/dealer (Initial Introducing Broker/dealer) and the Initial Introducing Broker/dealer's clearing broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, through the Initial Introducing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Initial Introducing Broker/dealer and the Clearing Broker/dealer. As part of the terms of these agreements, the Company is held responsible for any losses arising when the customers introduced by the

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the agreement is five years and automatically renews for one year terms, unless terminated by either party. Termination fees are to be paid if the Company terminates the agreement prior to end of the initial term. These fees are based on projected loss of revenues by Initial Introducing Broker/dealer, not to exceed $300,000, and are calculated at $29,403 on December 31, 2008.